

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

<u>Via E-mail</u>
Mr. Steven Campbell
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, Illinois 60631

>   **Re: United States Cellular Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 26, 2013**
>   **File No. 1-9712**

Dear Mr. Campbell:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Robert S. Littlepage for

     Larry Spirgel
     Assistant Director